Mail Stop 4561
via fax 49 622 7783 5403

August 1, 2008

Dr. Werner Brandt
Chief Financial Officer
SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany

      Re: **SAP AG**
              Form 20-F for the Fiscal Year Ended December 31, 2007
              Filed April 2, 2008
              Form 6-K Filed April 30, 2008
              File No. 001-14251

Dear Dr. Brandt:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

December 31, 2007 Form 20-F

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

1.   We note from your disclosures in Note 3 that VSOE of fair value for support services is based on a "company-wide rate" charged to renew support services

annually. Please clarify whether renewal rates are stated in the initial software
license arrangements. If so, then tell us what percentage of your customers renew
at the contractually stated rates and tell us how you determined these rates were
substantive pursuant to paragraph 57 of SOP 97-2. If VSOE of fair value is
established by the prices charged when that element is sold separately then please
describe the process you use to evaluate the various factors that affect your VSOE
including customer type and pricing factors. Further address the issue that if your
VSOE varies from customer to customer, how you can reasonably estimate fair
value. In addition, please explain your reference to the "company-wide rate
charged to renew support services." In this regard, tell us whether you are using a
published list price to establish VSOE and if so, tell us how you determined that
this is an appropriate measure of VSOE of fair value pursuant to the guidance in
SOP 97-2. We refer you to paragraph 10 of SOP 97-2.

2.   We note from your disclosures on page 26 that in fiscal 2006 the Company
introduced Duet, which is the first product jointly developed and supported by
SAP and Microsoft. Please explain further the terms of the joint development and
support arrangement with Microsoft and tell us how this impacts the Company's
revenue recognition policy for such arrangements. Further, please tell us how you
considered EITF 99-19, as applicable, in recognizing revenue from these joint
arrangements.

Note 14. Accounts Receivable, net, page F-34

3.   We note from your disclosures on page F-15 that when determining the allowance
for doubtful accounts, the Company first evaluates specific customer balances for
collectibility and then you evaluate homogenous portfolios of receivables. Please
explain further how the aging of accounts receivable factors into your analysis. In
this regard, we note that €33 million and €35 million of accounts receivable at
December 31, 2007 and 2006, respectively were individually impaired and €587
million and €466 million were impaired on a portfolio basis. Tell us how these
past due receivables were considered in determining the amount of your
allowance for loan loss. Also, please explain further the changes made in fiscal
2006 to the way you categorize receivables to which the allowance percentages
were applied and tell us whether the past due loans were impacted by this change.

Forms 6-K Filed April 30, 2008 and May 15, 2008

4.   We believe the non-GAAP consolidated income statement columnar format
appearing in the Company's April 30, 2008 and May 15, 2008 Forms 6-K may
create the unwarranted impression to investors that the non-GAAP operating
statement has been prepared under a comprehensive set of accounting rules or
principles while also conveying undue prominence to a statement based on non-
GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines

non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Dr. Werner Brandt
SAP AG
August 1, 2008
Page 4

      You may contact the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

      Sincerely,

      Kathleen Collins
      Accounting Branch Chief